EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Year Ended December 31,
	2014		2013		2012		2011		2010
Earnings:
Income/(loss) from continuing operations	$16,260		$2,340		$(46,305)		$(126,869)		$(121,117)
Add (from continuing operations):
Interest on indebtedness (a)	130,262		125,905		139,069		151,764		142,254
Portion of rents representative of the interest factor	2,224		2,163		2,073		2,039		1,969
Amortization of capitalized interest	3,711		3,374		2,883		2,187		1,962
Total earnings	$152,457		$133,782		$97,720		$29,121		$25,068
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$130,262		$125,905		$139,069		$151,764		$142,254
Interest capitalized	20,249		29,384		26,368		12,979		12,505
Portion of rents representative of the interest factor	2,224		2,163		2,073		2,039		1,969
Fixed charges	$152,735		$157,452		$167,510		$166,782		$156,728

Add:
Preferred stock dividends	$3,724		$3,724		$6,010		$9,311		$9,488
Premium/(discount) on preferred stock redemption or repurchase, net	—		—		2,791		175		(25)
Combined fixed charges and preferred stock dividends	$156,459		$161,176		$176,311		$176,268		$166,191

Ratio of earnings to fixed charges	—	(b)	—	(b)	—	(b)	—	(b)	—	(b)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	(c)	—	(c)	—	(c)	—	(c)	—	(c)
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(b) The ratio was less than 1:1 for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 as earnings were inadequate to cover fixed charges by deficiencies of approximately $0.3 million, $23.7 million, $69.8 million, $137.7 million, and $131.7 million, respectively.

(c) The ratio was less than 1:1 for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $4.0 million, $27.4 million, $78.6 million, $147.1 million and $141.1 million, respectively.